Attachment #2 for Sub-item 77K Effective May 21, 2002, the Board of Trustees for the John Hancock U.S. Government Cash Reserve voted to engage Deloitte & Touche LLP as independent accountant. This action was recommended by the Fund's Audit Committee on May 21, 2002. The Fund (or anyone on its behalf) did not consult with Deloitte & Touche LLP regarding any matters pertaining to the Fund during the Fund's two most recent fiscal years, and the interim period prior to May 21, 2002.